PLYMOUTH INDUSTIRAL REIT, INC.

260 FRANKLIN STREET, 6TH FLOOR

BOSTON, MA 02110

VIA EDGAR

June 6, 2017

Mr. Tom Kluck

Ms. Folake Ayoola

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Plymouth Industrial REIT, Inc. Registration Statement on Form S-11 (File No. 333-196798)

Dear Mr. Kluck and Ms. Ayoola:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Plymouth Industrial REIT, Inc. (the “Company”) hereby requests acceleration of effectiveness of its registration statement on Form S-11 (File No. 333-196798) to 4:00 p.m., Eastern Time, on June 7, 2017, or as soon as practicable thereafter. By separate letter, the underwriters of the issuance of the securities being registered have joined in this request for acceleration.

In connection with this request the Company acknowledges that:

(1)       Should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

(2)       The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(3)       The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company requests that it be notified of such effectiveness by a telephone call to Ken Betts, the Company’s counsel at Winston & Strawn LLP, at (214) 453-6435. The Company authorizes Ken Betts of Winston & Strawn LLP to orally modify or withdraw this request for acceleration.

Very truly yours,

PLYMOUTH INDUSTRIAL REIT, INC.

By:  /s/ Jeffrey E. Witherell

Title:  Chief Executive Officer